April 23, 2007

VIA FACSIMILE (202-772-9210) and EDGAR

Jorge Bonilla, Senior Staff Accountant
United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

                          Re: Biocoral, Inc.
                              Form 10-K/A for the year ended 12/31/2005
                              Filed on 4/19/2006
                              File No. 000-23512

Dear Mr. Bonilla:

      This is in response to your comment letter of March 9, 2007 in connection with the Company's Form 10-K/A for the year ended December 31, 2005 filed on April 19, 2006.

      In this regard we have, to the best of the Company's ability, attempted to address the various issues raised in your letter. To that end, the following are the Company's responses which we believe will clarify our prior filing and communications.

General

      Response:

In connection with our response, the Company acknowledges that:

   o  the  Company  is  responsible   for  the  adequacy  and  accuracy  of  the
      disclosures in the filings;

   o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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   o  the Company may not assert staff  comments as a defense in any  proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements and Notes

Note 3 - Summary of Significant Accounting Policies

Intangible Assets, page F-10 - F-11

         Response:

      1. The Additional Capitalized Intangible Assets costs that we retroactively capitalized in 2004 for the total amount of $152,472 consist of legal fee paid to various patent attorneys related to world-wide patent applications or litigation on existing patents. We sought guidance from SFAS 2 paragraphs 8 and 9 but determined that regarding this issue greater guidance came from paragraph 10(i) SFAS
            2. Our understanding of that paragraph is that the costs associated with aforementioned patent costs that had previously been expensed should not have been expensed so we were compelled to restate 2004 so that our reporting would be in conformity with GAAP.

      2. We concur with your findings and agree that we should file amended financial statements.

      3. We agree this information should have been provided in accordance with paragraph 45(a) (3) of SFAS 142. Our amended filings will contain this information.

Long Term Debt, pages F-14 - F-16

         Response:

      4. We have re-examined SFAS 133 and EITF 00-19 and have re-calculated the derivative costs associated with the bifurcated conversion option embedded in the convertible notes and have concluded there existed a calculable derivative

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            cost that should have be  reflected  in our 2005 and 2004  financial statements. Therefore, we will be delivering amended filings as soon as possible. Although, in theory the number of convertible shares could be infinite, there is a provision in the convertible notes that would apply in instances where performance of any condition of the Note is physiologically impossible, i.e. an infinite number of shares, such condition is treated as nullified.

      5. We concur that our 2006 filings will have to be amended in regards to Number 4 above.

         We request that these changes be contemplated in our amended annual filing for 2006 only due to the nature of the changes, the extent of the changes, and the cost to make the changes. Our company is a relatively small one and all of this will be a financial strain which we would like to avoid. In addition, while the proposed adjustments would have an effect on earnings, we believe that these changes would not cause anyone any financial distress or reward as our company has not had an operating profit since inception. We appreciate your consideration in this matter.

      We trust that this information and clarification will conclude this matter to your satisfaction.

      If you have further questions, please contact the Company at the address shown above.

                                         Very truly yours,


                                         Nasser Nassiri
                                         President and Chief Executive Officer